Mr. Bo Howell

August 16, 2012

Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

August 16, 2012

Via EDGAR

Mr. Bo Howell

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Financial Investors Trust (the “Registrant”)

File Nos.  33-72424, 811-8194

Dear Mr. Howell:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 98 (“PEA 98”) to the Registrant’s registration statement filed pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”).

PEA 98 is being filed to update and complete the Registrant’s disclosures in Post-Effective Amendment No. 96 (“PEA 96”) filed on June 14, 2012 on Form N-1A.  PEA 98 (i) reflects changes to PEA 96 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on July 23, 2012, (ii) includes certain other information not previously included in PEA 96, and (iii) includes certain other required exhibits.

PEA 98 includes a prospectus and a statement of additional information for the RiverFront Conservative Income Builder Fund (the “Fund”), a series of the Registrant.  There are no disclosures within PEA 98 that would render it ineligible to become effective pursuant to Rule 485(b) of the 1933 Act.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on July 23, 2012 to PEA 96, accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

Mr. Bo Howell

August 16, 2012

STAFF COMMENTS:  PEA 96:  PROSPECTUS (PEA 96)

1.

Staff Comment:  The Staff notes that the Fund’s stated investment objective on pages 3 and 9 of PEA 96 appears to encompass both an investment objective and investment strategies to achieve the stated objective.  Please revise the disclosure to clearly delineate the Fund’s investment objective and its investment strategies to achieve such objective.

Registrant’s Response:  The Registrant has revised the disclosure in response to the Staff’s comment.

2.

Staff Comment:  The Staff notes that the Registrant has included subcategories under “Other Expenses” of the Fund on page 3 of PEA 96.  If Registrant will be including a total for “Other Expenses,” please ensure that the subcategories are clearly delineated as subcategories of “Other Expenses” in the table.

Registrant’s Response:  The Registrant has revised the disclosure in response to the Staff’s comment.

3.

Staff Comment:  Please confirm that the fee waiver and expense reimbursement agreement with respect to the Fund will be filed as an exhibit to the Fund’s registration statement filed pursuant to Rule 485(b) of the 1933 Act.

Registrant’s Response:  The Registrant confirms that the fee waiver and expense reimbursement agreement with respect to the Fund will be filed as an exhibit to the Fund’s registration statement filed pursuant to Rule 485(b) of the 1933 Act.

4.

Staff Comment:  The Staff notes that some of the principal investment strategies and principal risks of the Fund beginning on page 5 of PEA 96 appear inconsistent with a “conservative” mutual fund.  Referencing the first sentence under “Principal Investment Strategies of the Fund” stating that the Fund “is designed for investors seeking current income and the potential for their income level to grow over time, while managing risk” (emphasis added), please disclose how the Fund intends to manage risk.  In addition, please explain in your response how a principal strategy with a potential of having up to 50% of the Fund invested “in various income-paying securities” is consistent with a “conservative” mutual fund.  Please also explain in your response how “Small- and Mid-Cap Risk,” “High Yield Securities Risk,” “Foreign Issuer and Emerging Markets Risk” and “growth stocks” (see “Style Investing Risk”) are principal risks of a “conservative” mutual fund.  If the Fund intends to invest in high-yield securities and foreign securities as part of its principal investment strategies, please disclose in the principal investment strategy section accordingly.

Registrant’s Response:  Based on information provided by the Sub-Adviser, the Registrant has revised the Fund’s investment objective to state that the Fund “seeks to provide current income and potential for that income to grow over time.”  The Registrant has also removed the reference to “managing risk” from the discussion of the Fund’s

Mr. Bo Howell

August 16, 2012

principal investment strategies.  Based on these revisions and information provided by the Sub-Adviser, the Registrant believes that the revised principal investment strategy, which contemplates investing at least 50% in various fixed-income securities, including high- and low-grade corporate debt, and not more than 50% in a diversified basket of dividend-paying stocks, including small- and mid-cap domestic and foreign securities and growth stocks, is consistent with the investment objective of a “conservative” fund.  The Registrant also notes that Morningstar, a third-party industry research provider, characterizes a “conservative” allocation in a similar fashion.  The Registrant has revised the applicable disclosure in response to the Staff’s comment.

5.

Staff Comment:  Please disclose the market capitalization of the stocks in which the Fund intends to invest in the Fund’s principal investment strategy disclosure.

Registrant’s Response:  The Registrant has revised the disclosure in response to the Staff’s comment.

6.

Staff Comment:  Referencing the sentence under “Principal Investment Strategies of the Fund” stating that “fixed-income securities may be of any quality or duration,” please provide a brief explanation of duration and provide an example of what would happen if there was a fluctuation in interest rates.

Registrant’s Response:  The Registrant has revised the disclosure in response to the Staff’s comment.

7.

Staff Comment:  The Staff notes that corporate debt securities are included as principal securities in which the Fund invests on page 12 of PEA 96.  If the Fund intends to invest in corporate debt securities as part of its principal investment strategies, please revise the disclosure in the summary section accordingly.

Registrant’s Response:  The Registrant has revised the disclosure in response to the Staff’s comment.

8.

Staff Comment:  The first sentence under “Allocation Risk” on page 5 of PEA 96 suggests that the Fund has a benchmark against which it will measure its performance.  If the Registrant wishes to retain this sentence in the disclosure, please disclose the name of the benchmark; otherwise, please delete or revise this sentence as necessary to remove the reference to a benchmark.

Registrant’s Response:  The Registrant has revised the disclosure to delete the reference to a benchmark in response to the Staff’s comment.

9.

Staff Comment:  The first sentence under “Sector and Securities Selection Risk” on page 6 of PEA 96 suggests that the Fund may concentrate its investments in one or more industries or sectors.  Please confirm in your response whether the Fund intends to do so and, if not, consider whether sector and securities selection risk is a principal risk of the Fund and revise the disclosure accordingly.

Mr. Bo Howell

August 16, 2012

Registrant’s Response:  Based on information provided by the Sub-Adviser, the Registrant confirms that the Fund may cause 25% or more of the value of its total assets at the time of purchase to be invested in exchange-traded funds to the extent exchange-traded funds are determined to be an industry or group of industries and, therefore, the “Sector and Securities Selection Risk” is a principal risk of the Fund.

10.

Staff Comment:  Referencing “Interest Rate Risk” on page 6 of PEA 96, please disclose the duration of interest rate risk.

Registrant’s Response:  The Registrant has revised the disclosure in response to the Staff’s comment.

11.

Staff Comment:  Referencing “High Yield Securities Risk” on page 7 of PEA 96, if you determine to retain this risk as a principal risk of the Fund, please clarify in the disclosure that junk bonds are speculative.

Registrant’s Response:  Based on information provided by the Sub-Adviser, the Registrant confirms that a principal risk of the Fund is high yield securities risk and has revised the applicable disclosure accordingly.

12.

Staff Comment:  Referencing “Recent Market Events” on page 7 of PEA 96, please explain in your response how this risk is a principal risk of the Fund and, if it is not a principal risk of the Fund, revise the disclosure accordingly.

Registrant’s Response:  Based on information provided by the Sub-Adviser, the Registrant confirms that “Recent Market Events” is not a principal risk of the Fund and has revised the disclosure accordingly.

13.

Staff Comment:  Consider moving “Cash Position” on page 14 of PEA 96 to follow “Temporary Defensive Investments” on page 13 of PEA 96.

Registrant’s Response:  The Registrant has revised the disclosure in response to the Staff’s comment.

14.

Staff Comment:  Referencing the table under “Prior Performance of Similar Accounts Managed by RiverFront Investment Group, LLC” on page 18 of PEA 96, please switch the order of the first and second columns so that the column titled “Total Return Net of Fees %” is first and the column titled “Total Return Pure Gross of Fees* %” is second.

Registrant’s Response:  The Registrant has revised the disclosure in response to the Staff’s comment.

15.

Staff Comment:  Please explain in your response how the blended benchmark for the composite on page 18 of PEA 96, currently consisting of 30% stocks and 70% bonds, is consistent with a “conservative” composite.

Mr. Bo Howell

August 16, 2012

Registrant’s Response:  As indicated in its response to Staff Comment No. 4 above, the Registrant has revised the Fund’s investment objective to state that the Fund “seeks to provide current income and potential for that income to grow over time.”  Based on information provided by the Sub-Adviser, the Registrant confirms that the investment objective of the Fund and of the composite are identical and, therefore, the blended benchmark against which the Sub-Adviser measures performance of the composite is an appropriate performance benchmark for the composite.  In addition, as discussed in the Registrant’s response to Staff Comment No. 4, the composite’s similar emphasis on fixed-income securities supplemented by dividend-paying equity securities is regarded by the Sub-Adviser as consistent with a “conservative” portfolio.

16.

Staff Comment:  With respect to “Frequent Purchases and Sales of Fund Shares” on page 31 of PEA 96, please disclose in more detail what constitutes “market timing” under the Fund’s policies and procedures.

Registrant’s Response:  The Registrant has revised the applicable disclosure in response to the Staff’s comment.

STAFF COMMENTS:  PEA 96:  STATEMENT OF ADDITIONAL INFORMATION (PEA 96 (SAI))

17.

Staff Comment:  The Staff refers to the discussion of credit default swaps on page 15 of PEA 96 (SAI) and requests that the Registrant disclose how the Fund will cover its obligations as the seller of credit default swap contracts.

Registrant’s Response:  Based on information provided by the Sub-Adviser, the Registrant confirms that the Fund does not intend to invest directly in credit default swap contracts.  Exposure to credit default swaps, to the extent it occurs, is anticipated to be through other funds in which the Fund may investment, if any.  Therefore, while the Registrant believes that some discussion of credit default swaps is warranted in the SAI, the Registrant does not believe that disclosure of how the Fund would cover its obligations as a seller of credit default swap contracts is relevant.

18.

Staff Comment:  The Staff notes that the sentence “[t]he Fund may, from time to time, in its discretion, concentrate its investments in one or more industries or sectors” under “Fundamental Investment Restrictions” on page 38 of PEA 96 (SAI) appears to conflict with fundamental investment restriction (2).

Registrant’s Response:  The Registrant has removed this sentence from the disclosure in response to the Staff’s comment.

19.

Staff Comment:  The Staff refers to “INVESTMENT LIMITATIONS—Fundamental Investment Restrictions,” specifically the second fundamental investment restriction regarding the Fund’s concentration policy on page 38 of PEA 96 (SAI) stating that the Fund may not:

Mr. Bo Howell

August 16, 2012

(2) Purchase securities which would cause 25% or more of the value of its total assets at the time of purchase to be invested in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries (excluding the U.S. Government and its agencies and instrumentalities), except that (ii) the Fund may cause 25% or more of the value of its total assets at the time of purchase to be invested in exchange-traded funds to the extent exchange-traded funds are determined to be an industry or group of industries;

Please address in your response whether the Fund will look through to the underlying funds in which it invests to determine whether the Fund is in compliance with this fundamental investment restriction.

Registrant’s Response:  The Registrant confirms that the Fund will not look through to the underlying funds in which it invests for purposes of this investment restriction.  As a consequence, the Registrant has clarified Restriction (2) to read as follows:

(2) Purchase securities which would cause 25% or more of the value of its total assets at the time of purchase to be directly invested in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries (excluding the U.S. Government and its agencies and instrumentalities), except that the Fund may cause 25% or more of the value of its total assets at the time of purchase to be invested in exchange-traded funds to the extent exchange-traded funds are determined to be an industry or group of industries;

20.

Staff Comment:  On pages 55 and 60 of PEA 96 (SAI), please disclose the number of funds in the Fund Complex.

Registrant’s Response:  The Registrant has revised the applicable disclosure in response to the Staff’s comment.

21.

Staff Comment:  Please describe with specificity the criteria on which the annual bonus is based, including whether the bonus is based on Fund pre- or after-tax performance over a certain time period and whether (and if so how) the bonus is based on the value of assets held in the Fund’s portfolio.  For example, if the bonus is based solely or in part on performance, identify any benchmark used to measure performance and state the length of the period over which performance is measured.

Registrant’s Response:  The Registrant has revised the applicable disclosure in response to the Staff’s comment.

* * *

The Registrant hereby acknowledges that:

•

Mr. Bo Howell

August 16, 2012

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact me at (720) 917-0651.

Very truly yours,

/s/ JoEllen L. Legg

JoEllen L. Legg

Secretary of Financial Investors Trust

cc:

Peter H. Schwartz, Esq.,

Davis Graham & Stubbs LLP